SECURITIES AND EXCHANGE
COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934
For the month of February
13, 2003
MERANT plc
(Translation of
Registrant's Name Into
English)
Abbey View, Everard Close,
St. Albans, Herts England
Al1 2PS (Address of
Principal Executive
Offices)


(Indicate by check mark whether
the registrant files or
will file annual reports under
cover of Form 20-F or
Form 40-F.)
Form 20-F   X


Form 40-F _____
-------
(Indicate by check mark whether the
registrant by furnishing the
information contained in this form is
also


thereby furnishing the information to
the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act
of 1934.)
Yes   X	                           No
_____
-------
(If "Yes" is marked, indicate below the
file
number
assigned to the registrant in connection with
Rule 12g3-2 (b): 82-795.)
LONDON STOCK EXCHANGE ANNOUNCEMENT
Schedule 10 - Notification of Major
Interests
in Shares
1 Name of company:
MERANT plc
2 Name of shareholder having a major
interest:


Legal & General Investment
Management Limited
3 Please state whether notification
indicates that it is in respect of
holding of the shareholder named in
2 above or in respect of a non-
beneficial
interest or in the case of an
individual holder if it is a holding
of that
person's spouse or children under
the age of 18: Same as above
4 Name of registered holder(s) and,
if more than one holder, the number
of


shares held by each of them:
580,050 HSBC Global Custody
Nominee (UK)
 Ltd A/c 775245
91,667  HSBC Global Custody
Nominee (UK)
 Ltd A/c 360509
2,399,660 HSBC Global Custody
Nominee
(UK) Ltd A/c 357206
211,560 HSBC Global Custody
Nominee
(UK) Ltd A/c 747381
143,000 HSBC Global Custody
Nominee
(UK) Ltd A/c 866203
5,700 HSBC Global Custody
Nominees
(UK) Ltd A/c 916681
5 Number of shares/amount of
stock acquired: 178,401
6 Percentage of issued class:
 0.17%
7 Number of shares/amount of
stock disposed:
8 Percentage of issued class:
9 Class of security:
2p Ordinary
10 Date of transaction:
29 January 2003
11 Date company informed:
04 February 2003
12 Total holding following this
notification: 3,431,637
13 Total percentage holding of
issued class following this
notification:
3.33%
14 Contact name for queries:
Tejaswini Salvi
15 Contact telephone number:
01727 813230
16 Name of company official
responsible
for making notification:
Tejaswini Salvi
17 Date of notification:
13 January 2003
Additional Information:
NONE
END
SIGNATURES
Pursuant to the requirements of
the
Securities Exchange
Act of 1934, the registrant has
duly
caused this report to
be signed on its behalf by the
undersigned, thereunto duly
authorized.
MERANT plc
(Registrant)
Date:  February 13, 2003


By: /s/ Stephen Going

--------------------------
------------
Stephen Going
	Vice
President & General
Counsel